Exhibit 2.2
IP ASSET PURCHASE AGREEMENT
BY AND AMONG
EBIX SINGAPORE PTE LTD.
as the Purchaser
AND

EBIX, INC.
as the Parent
AND
E-Z DATA, INC.
as the Seller
AND
DALE OKUNO and DILIP SONTAKEY
as the Shareholders
DATED as of September 30, 2009

IP ASSET PURCHASE AND SALE AGREEMENT
This IP ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of September 30, 2009, by and among EBIX, INC., a Delaware corporation (“Parent”), EBIX SINGAPORE PTE LTD., a Singapore company organized under the laws of the country of Singapore and a wholly-owned subsidiary of Parent, with its principal place of business located at 78 Circular Road, #02-01, Singapore (the “Purchaser”); E-Z DATA INC., a California corporation (the “Seller”), and Dale Okuno and Dilip Sontakey (the “Shareholders”). The Purchaser, Parent and the Seller and the Shareholders are collectively referred to herein as “Parties” or individually as “Party.” This Agreement shall be effective as of September 30, 2009 (the “Effective Date”).
WITNESSETH
WHEREAS, the Seller owns or controls, or both, certain worldwide rights in and to the IP Assets (as defined below);
WHEREAS, the Purchaser wishes to purchase the Seller’s right, title and interest in and to the IP Assets and the Seller is willing to sell its right, title and interest in and to the IP Assets in exchange for consideration as described below;
WHEREAS, on the day of the closing of the transactions contemplated by this Agreement, the Seller will merge into a wholly-owned subsidiary of Parent (the “Merger”) pursuant to that certain Agreement and Plan of Merger, dated as of September 30, 2009 (the “Merger Agreement”), and the Merger will close and the Shareholders will receive consideration in respect of their shares of the Seller’s stock pursuant to the Merger, all as set forth in the Merger Agreement; and
WHEREAS, the closing of the Merger is a condition subsequent to the obligations of the Parties under this Agreement.
NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each of the Parties hereto, the Parties agree as follows:
ARTICLE I. DEFINITIONS
1.1 “Business” means the business of the Seller of providing comprehensive insurance software and technology solutions to insurance companies, brokers, and related entities.
1.2 “Intellectual Property” means all intellectual property and other proprietary rights and information of the Seller, including but not limited to all patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice); all trademarks, service marks, trade dress, trade names and corporate name including, without limitation, all registered and unregistered statutory and common law copyrights; all registrations, applications and renewals for any of the foregoing; all trade secrets, confidential information, ideas, formulae, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, improvements, proposals, technical and computer data, documentation and software, financial, business and marketing plans; cost and pricing information, all supplier lists and related information; all domain names and web sites; sales data and plans; all customer accounts, lists, files, programs, plans, data and related information.
1.3 “IP Assets” means all of the Intellectual Property of the Seller that is used by the Seller in the conduct of the Business as presently conducted by the Seller as of the Effective Date, and includes: (a) the software products listed on Schedule 1, (b) the issued patents and filed patent applications listed on Schedule 2, and (c) the registered trademarks, trademark applications, and registered copyrights listed on Schedule 3.
1.4 All capitalized terms not otherwise defined in this Agreement shall have the meanings provided to them in the Merger Agreement.

ARTICLE II. SALE OF IP ASSETS
2.1 Purchase Price. The total purchase price for the IP Assets is three million eight hundred thousand U.S. dollars ($3,800,000) (the “Purchase Price”). The Purchase Price is to be paid by wire transfer of immediately available funds to the Seller at the Closing, as defined hereafter.
2.2 Purchase of IP Assets. Effective as of the Closing, the Seller hereby sells, conveys, transfers, and assigns to the Purchaser the IP Assets, free and clear of all liens and encumbrances, and all of the Seller’s right, title and interest in and to the IP Assets (including, but not limited to, any and all rights and claims of the Seller, whether mature, contingent or otherwise, against third parties relating thereto). The Seller will take such action (including, but not limited to, the execution, acknowledgment and delivery of documents) as the Purchaser may reasonably hereafter request to evidence, perfect, effect, vest or confirm the rights, title and interests transferred or agreed to be transferred to the Purchaser under this Agreement.
2.3 Closing. The consummation of the purchase and sale of the IP Assets (the “Closing”) shall occur on September 30, 2009 (the “Closing Date”), the day of the closing of the transactions contemplated by the Merger Agreement (the “Merger Closing”), at such time and place as shall be mutually agreed to by the Parties. The Parties agree that the consummation of the Merger Closing under the Merger Agreement is a condition subsequent to the Closing under this Agreement.
2.4 Closing Deliveries. The Closing shall be effected by: (a) the delivery of those signature pages, certificates and documents that are required to be delivered pursuant to Sections 8.2 and Section 8.3 of the Merger Agreement to the respective recipients set forth in Section 8.2 and Section 8.3 of the Merger Agreement via personal delivery or facsimile or electronic image transmission; (b) the delivery by the Purchaser of the Purchase Price in accordance with Section 2.1; and (c) the delivery by the Seller of an executed IP Asset Assignment Agreement attached hereto as Exhibit A (the “IPAAA”). The satisfaction of all conditions of the Merger Closing specified in Section 8.2 and Section 8.3 of the Merger Agreement shall be a condition precedent to the Closing under this Agreement.
2.5 Seller Dividend. Immediately after the Closing and immediately prior to the Merger Closing, the Seller shall pay a dividend to the Shareholders equal, in the aggregate, to the amount of the Purchase Price pursuant to their respective percentages set forth in the Merger Consideration Certificate.
2.6 Remedy for Failure to Consummate Merger Closing. In addition to all other remedies which the Seller and the Shareholders may have under this Agreement and the Merger Agreement, if the Closing occurs and for whatever reason the Merger Closing does not occur on or before October 2, 2009, the Shareholders shall have the right to rescind the sale, conveyance, transfer and assignment of the IP Assets to the Purchaser (a “Rescission”) by serving written notice of such Rescission to Parent and the Purchaser. Upon service of notice of such Rescission, (a) the sale, conveyance, transfer and assignment of the IP Assets to the Purchaser pursuant to this Agreement and/or the IPAAA shall be null and void retroactive to the Closing; (b) the Seller shall be, and shall be deemed for all purposes to be, the sole and exclusive owner of all right, title and interest in and to the IP Assets (including, but not limited to, any and all rights and claims of the Seller, whether mature, contingent or otherwise, against third parties relating thereto); (c) the Purchaser shall not have any right, title or interest of any kind in or to the IP Assets and shall not contest the Seller’s ownership of and exclusive rights in and to the IP Assets; and (d) the Purchaser shall immediately execute and deliver to the Seller and the Shareholders such documents and agreements as the Shareholders may request to effect the Rescission, and the Seller shall return the Purchase Price to the Purchaser by wire transfer of immediately available funds. In furtherance of the foregoing rights, the Purchaser agrees (and Parent agrees that it will cause the Purchaser) not to sell, convey, transfer, assign, license or use in any way any of the IP Assets or any right, title or interest of an kind in or to the IP Assets prior to the Merger Closing (except as may be required under this Section 2.6 in connection with a Rescission). Further, if the Purchaser fails or refuses to execute any documents or agreements requested by the Seller and/or the Shareholders under Section 2.6(d), the Purchaser hereby appoints the Seller as Purchaser’s attorney-in-fact (this appointment to be irrevocable and a power coupled with an interest) to act on the Purchaser’s behalf and to execute such documents and agreements.

ARTICLE III. AGREEMENTS WITH RESPECT TO IP ASSETS
3.1 Changes to IP. The Parties acknowledge and agree that certain changes and upgrades may have to be made to the IP Assets after the Closing in order for the Business to continue to be conducted in a satisfactory manner. The Purchaser shall be solely responsible, at its sole expense, for making any and all such changes and upgrades that the Purchaser, in its sole discretion, deems necessary and the Purchaser shall make such changes in a manner that it deems fit.
ARTICLE IV. WARRANTIES; INDEMNIFICATION AND LIMITATIONS OF LIABILITY
4.1 Seller Representations and Warranties. The Seller and the Shareholders represent and warrant that: (i) the Seller is duly authorized and has the requisite power and authority to enter into this Agreement and to perform the Seller’s obligations hereunder; (ii) the Seller has full right and title to the IP Assets without any encumbrance of lien and the right to sell the IP Assets; (iii) the execution, delivery and performance by the Seller of this Agreement will not violate any provision of any applicable law or regulation presently in effect or any provision of its constituent documents or result in a breach of any agreement, obligation or restriction by which the Seller is bound; (iv) this Agreement is a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with the Agreement’s terms and conditions; (v) the Seller is not under any obligation to any person, contractual or otherwise, conflicting or inconsistent in any respect with the terms of this Agreement or which would impede the diligent and complete fulfillment of the Seller’s obligations hereunder; and (vi) subject only to the completion of any additional actions needed to effect transfer as contemplated in Section 2.2, the Seller will have no rights in or to the IP Assets after the Closing, with all rights to the IP Assets residing with the Purchaser.
The Seller further represents and warrants as follows:
(a) Except as set forth in Schedules 1, 2 and/or 3, the Seller owns no patents, and owns no trade or service marks or copyrights which have been registered with the United States Patent and Trademark Office and the Seller has made no applications for any patent or to so register any trade name, trade or service mark or copyright. Schedules 1, 2 and/or 3 contain a complete and correct list of all unregistered trademarks, service marks, trade names, domain names, websites and software (other than “off-the-shelf” commercial software), which are owned or licensed by the Seller and used in the Business as of the Effective Date, including all licenses and other rights granted from or to any third party with respect to any Intellectual Property necessary for the operation of the Business.
(b) Except as set forth in Schedule 4, to the Knowledge of the Seller (i) the Seller owns and possesses all right, title and interest in and to, or has a valid license to use, all of the Intellectual Property and proprietary rights and information necessary for the operation of the Business as presently conducted by the Seller (“Necessary Intellectual Property”); and (ii) no claim by any third party contesting the validity, enforceability, use or ownership of any Necessary Intellectual Property has been asserted against the Seller or is threatened, and to the Knowledge of Seller there is no reasonable basis for any such claim.
(c) Except as set forth on Schedule 4, the Seller has not received any notices of, nor to the Seller’s Knowledge is there any reasonable basis for, an allegation of any infringement or misappropriation by, any third party with respect to any Necessary Intellectual Property, nor has the Seller received any claims of infringement or misappropriation of any intellectual property of any third party.
(d) To the Knowledge of the Seller, the Seller has not infringed, misappropriated or otherwise violated any intellectual property of any third parties and no other person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, the Necessary Intellectual Property. The Seller has not granted any exclusive right with respect to any Necessary Intellectual Property.
(e) All Necessary Intellectual Property owned by the Seller was created by employees of the Seller within the scope of their employment, or by third parties who have assigned all of their rights in such Necessary Intellectual Property to the Seller (or to others who in turn assigned their rights to the Seller) pursuant to written agreements.

4.2 Qualifications to Seller and Shareholders Representations and Warranties. Each of the Seller and the Shareholders’ representations and warranties set forth in Section 4.1 (collectively, the “Seller Warranties”) is subject to the following additional terms and qualifications:
(a)
Where any Seller Warranty is expressly qualified by reference “to the Knowledge of the Seller,” “to the Seller’s Knowledge” or words of similar import, it refers to the actual awareness of Dale Okuno and/or Dilip Sontakey as to the existence or absence of facts or circumstances that are the subject of such Seller Warranty as of the Closing.

(b)	Each of the Seller Warranties is materially complete, true and correct as of the Closing.
(c)	Each Seller Warranty is a separate representation and warranty and its meaning is not affected by any other Seller Warranty.
(d)
EXCEPT AS EXPRESSLY SET FORTH IN SECTION 4.1, NEITHER THE SELLER NOR EITHER SHAREHOLDER MAKES ANY, AND HEREBY DISCLAIMS ANY AND ALL, WARRANTIES, OBLIGATIONS AND LIABILITIES, EXPRESS OR IMPLIED, ARISING AT LAW OR OTHERWISE, WITH RESPECT OR RELATING TO THE IP ASSETS, THE NECESSARY INTELLECTUAL PROPERTY OR OTHER INTELLECTUAL PROPERTY OF THE SELLER, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT.

(e)
Notwithstanding anything to the contrary contained in this Agreement or otherwise, the Seller will not be liable for any breach or alleged breach of any Seller Warranty to the extent the breach or alleged breach is as a result of, in respect of or arises from any act, matter, omission, transaction or circumstance which would not have occurred or arisen but for the enactment of any legislation not in force as the Effective Date or any change in any law or administrative practice of any government agency including any legislation or any change which takes effect retrospectively or the imposition of any tax not imposed at the Closing or any increase in the rates of any tax imposed as at the date of this document.

4.3 Parent and Purchaser Representations and Warranties. Parent and the Purchaser each represents and warrants that: (i) each of Parent and the Purchaser is duly authorized and has the requisite power and authority to enter into this Agreement and to perform their respective obligations hereunder; (ii) the execution, delivery and performance by each of Parent and the Purchaser of this Agreement will not violate any provision of any applicable law or regulation presently in effect or any provision of Parent’s or the Purchaser’s constituent documents or result in a breach of any agreement, obligation or restriction by which Parent or the Purchaser is bound; (iv) this Agreement is a legal, valid and binding obligation of each of Parent and the Purchaser, enforceable against each of Parent and the Purchaser in accordance with the Agreement’s terms and conditions; (v) neither Parent nor the Purchaser is under any obligation to any person, contractual or otherwise, conflicting or inconsistent in any respect with the terms of this Agreement or which would impede the diligent and complete fulfillment of either Parent’s or the Purchaser’s obligations under this Agreement or, if applicable, under the Merger Agreement; (vi) the IP Assets purchased by the Purchaser hereunder are purchased on a “Worldwide exclusive rights” basis with the Seller losing all rights to the IP Assets across the world as of the Effective Date, subject only to the completion of any additional actions needed to effect transfer as contemplated in Section 2.2; (vii) neither Parent nor the Purchaser is or will after giving effect to the transactions contemplated by this Agreement be insolvent within the meaning of 11 U.S.C. Section 101(32) or similar laws of any jurisdiction, and Parent and the Purchaser each has sufficient funds to enable it to consummate the transactions contemplated by this Agreement and the Merger Agreement; and (viii) the Purchaser is a wholly-owned subsidiary of Parent, and Parent has full power and authority to control the corporate actions and business activities of the Purchaser.
ARTICLE V. TAXES & INSURANCE.
5.1 Responsibility. Except as otherwise provided in the Merger Agreement and subject to Section 7.2(b)(i) of this Agreement, each Party shall be responsible to pay all applicable taxes, levies, duties in connection with the Party’s respective benefits and obligations under this Agreement with the Purchaser bearing all taxes arising after the Closing Date and the Shareholders bearing all taxes arising on or prior to the Closing Date.

ARTICLE VI. TERMINATION
6.1 Termination. This Agreement may be terminated at any time prior to the Closing by the mutual written agreement of the Seller and the Purchaser.
6.2 Effect of Termination. If this Agreement is terminated pursuant to Section 6.1, this Agreement shall become null and void, and all rights and obligations of the Parties hereunder shall terminate without any liability of any party to any other party, except for a breach of this Agreement; provided, however, the provisions contained in Article XI shall survive termination of this Agreement. Notwithstanding any other provision in this Agreement to the contrary, the Seller, on the one hand, and the Purchaser, on the other hand, as the case may be, may seek such remedies, including damages and fees of attorneys, against the other with respect to any such breach as are provided in this Agreement or as are otherwise available at law or in equity.
ARTICLE VII. INDEMNIFICATION
7.1 Sole Recourse.
(a) Each of the Parties agrees that this Agreement is one of the “Transaction Documents” (as defined in the Merger Agreement) for purposes of the Merger Agreement. Accordingly, the Buyer Indemnified Parties and the Seller Indemnified Parties under the Merger Agreement shall have the right to seek indemnification, as applicable, for breaches of representations or warranties in this Agreement and for non-fulfillment or breach of any covenants or agreements in this Agreement as provided in Section 9.1 and Section 9.2 of the Merger Agreement with respect to breaches of representations or warranties in a Transaction Document and non-fulfillment or breach of any covenants or agreements in a Transaction Document.
(b) Except as provided in Section 2.6, this Article VII or Section 11.5 of this Agreement, and notwithstanding any other provision of this Agreement to the contrary, the sole recourse of the Parties following the Closing for any fraudulent misrepresentation, for any breach or non-fulfillment by Parent, Purchaser, the Shareholders or the Seller of any representation, warranty, agreement, covenant or other provision contained in this Agreement, or for any Losses, or any other matters arising under or relating to this Agreement or the transaction contemplated by this Agreement, shall be the recovery of indemnification payments under Article IX of the Merger Agreement. The Parties hereto agree that Section 9.8 of the Merger Agreement shall not operate to nullify or diminish the Parties’ rights to indemnification provided, as applicable, under Section 2.6 of this Agreement, Article VII of this Agreement or Section 11.5 of this Agreement.
7.2 Additional Indemnification by Parent.
(a) Each of the Parties agrees that, in addition to the indemnification obligations of Parent set forth in Section 9.2 of the Merger Agreement, Parent shall be obligated under the Merger Agreement to indemnify and save each of the Seller Indemnified Parties harmless from and against any and all Losses as provided in Section 7.2(b) of this Agreement as if clauses (i) and (ii) of Section 7.2(b) of this Agreement were incorporated into Section 9.2 of the Merger Agreement.
(b) Parent and Purchaser, on behalf of themselves and their respective successors and assigns, hereby agree to, indemnify Seller and the Shareholders and their respective Affiliates, agents, lenders, representatives, successors and permitted assigns (the “IP APA Seller Indemnified Parties”) for and save and hold each of them harmless from and against and pay on behalf of or reimburse the IP APA Seller Indemnified Parties for any and all Losses which any IP APA Seller Indemnified Party may suffer, sustain or become subject to, in connection with, incident to, resulting from or arising out of or in any way relating to or by virtue of, directly or indirectly:
(i) any Taxes imposed on the Seller or the Shareholders in connection with or as a result of the transactions contemplated by this Agreement (including, without limitation, any such Losses arising out of any indemnification payment pursuant to this Section 7.2(a)), including, without limitation, (i) any treatment of any amount paid under this Agreement as ordinary income for any tax purpose and (ii) any failure of any of the Buyer Shares to be received on a tax deferred basis by any Shareholder under Section 354 of the Code due to the transaction contemplated in this Agreement;

(ii) this Agreement and the transactions contemplated by this Agreement violating or otherwise not complying with any laws or regulations of Singapore; and
(iii) the failure to consummate the Merger Closing after the Closing under this Agreement had occurred, including, without limitation, (A) all Losses relating to the exercise by the Shareholders of their right of Rescission under Section 2.6 of this Agreement, and (B) all Losses suffered by the Shareholders if for any reason the Shareholders have exercised their right of Rescission under Section 2.6 of this Agreement following such failure to consummate the Merger Closing and Parent and the Purchaser are not able to fully and promptly effect the Rescission.
The Parties agree that if the Shareholders are entitled to indemnification under Section 7.2(b)(iii)(B) of this Agreement, the amount of the Losses for which the Shareholders would be entitled to indemnification would be an amount in cash that is no more than the amount of the Total Merger Consideration.
7.3 Special Limitations on Shareholders’ Indemnification under the Merger Agreement.
(a) Survival. All representations and warranties of the Parties hereto contained in or arising out of this Agreement or otherwise in connection herewith shall survive the Closing hereunder and shall continue in full force and effect until the earlier of (i) ten (10) Business Days after the expiration of the applicable statutes of limitations (including any amendments extending such statutes) and (ii) 24 months after the Closing, but thereafter will cease. All covenants and agreements set forth in this Agreement shall survive the Closing until performance is completed under the terms of such covenants and agreements.
(b) Notwithstanding anything in Section 9.5(b)(v) of the Merger Agreement to the contrary, the total amount of the Shareholders’ liability in respect of this Agreement and the transactions and arrangements contemplated by this Agreement shall be limited in the aggregate, as of any time from and after the Effective Time, to the Purchase Price.
ARTICLE VIII. NOTICES
Any notices, consents or other communications required or permitted to be sent or given hereunder by any of the Parties shall in every case be in writing and shall be deemed properly served if (a) delivered personally, (b) sent by registered or certified mail, in all such cases with first class postage prepaid, return receipt requested, (c) delivered by a recognized overnight courier service, or (d) sent by facsimile transmission to the Parties at the addresses, if any, as set forth below or at such other addresses as may be furnished in writing. Until a Party receives written notice in the manner herein prescribed to the contrary from the other Party, notices shall be sent to:

In case of the Seller:

E-Z DATA Inc.
Attention Dale Okuno
918 E. Green St.
Pasadena, CA 91106
(626) 585-3505 x7220

In the case of Shareholders:

Dale Okuno
265 S. Oakland Ave.
Pasadena, CA 91101

and

Dilip Sontakey
260 Mount Olive Drive
Bradbury, California 91008

In case of the Purchaser and Parent:

Ebix, Inc. (on behalf of Ebix Singapore PTE, Ltd.)
Attention CEO
5 Concourse Pkwy
Suite 3200
Atlanta, GA 30329
Date of service of such notice shall be (w) the date such notice is personally delivered, (x) three (3) business days after the date of mailing if sent by certified or registered mail, (y) one (1) business day after date of delivery to the overnight courier if sent by overnight courier or (z) the next succeeding business day after transmission by facsimile (provided a confirmation of delivery is emitted by such machine upon transmission).
ARTICLE IX. ASSIGNMENT
This Agreement shall inure to the benefit of, and be binding upon, each Party’s respective assigns and successors. This Agreement may not be assigned by any Party without the prior written consent of the other Party.
ARTICLE X. GOVERNING LAW, VENUE AND WAIVER OF JURY TRIAL
10.1 This Agreement, and all questions concerning the construction, validity, interpretation and performance of this Agreement, shall be construed and enforced in accordance with the internal laws of the State of California. The Parties hereby submit to the non-exclusive jurisdiction of any state or federal court located in the State of California over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby, and further agree that venue for all such matters shall lie non-exclusively in such courts. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have (including, but not limited to, any claim of forum non conveniens) to venue in the courts located in the State of California. Each of the Parties agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
10.2 Each of the Parties hereto hereby irrevocably waives any and all right to trial by jury of any claim or cause of action in any legal proceeding arising out of or related to this Agreement or the transactions or events contemplated hereby or any course of conduct, course of dealing, statements (whether verbal or written) or actions of any Party hereto. The Parties hereto each agree that any and all such claims and causes of action shall be tried by the court without a jury. Each of the Parties hereto further waives any right to seek to consolidate any such legal proceeding in which a jury trial has been waived with any other legal proceeding in which a jury trial cannot or has not been waived.
ARTICLE XI. SEVERABILITY, WAIVER, PARTS, ENTIRE AGREEMENT, AMENDMENT, FORCE MAJEURE, RELATIONSHIP OF PARTIES, NO THIRD-PARTY BENEFICIARIES, SPECIFIC PERFORMANCE
11.1 If a court of competent jurisdiction finds any provision of this Agreement to be invalid or unenforceable, the provisions of this Agreement shall be separable and such invalid or unenforceable term(s) shall be ineffective in the affected jurisdictions to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement. The remaining provisions of this Agreement and the invalidated provisions in other non-affected jurisdictions shall remain in full force and effect until the Agreement terminates or expires.
11.2 The waiver by either Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of that particular provision or any other provision of the Agreement. Failure by any Party at any time to enforce any of the provisions of this Agreement shall not affect or impair such provisions in any way, or the right of any Party at any time to avail itself of any remedies it may have for breach of such provisions pursuant to this Agreement, either in equity or in law.

11.3 This Agreement may be executed in multiple physical or facsimile counterparts, which together shall form a single agreement as if both Parties had executed the same document.
11.4 This Agreement and the Merger Agreement constitute the entire understanding between the Parties with respect to the transaction contemplated by this Agreement, and supersedes all previous undertakings, agreements, and understandings, whether oral or written, between the Parties hereto. No modification, amendment or alteration of this Agreement shall be effective unless agreed to in a writing signed by each of the Parties.
11.5 The Parties hereto acknowledge that irreparable damage would result if this Agreement was not specifically enforced, and they therefore consent that the rights and obligations of the Parties hereto under this Agreement may be enforced by a decree of specific performance issued by a court of competent jurisdiction. Such remedy shall, however, not be exclusive and shall be in addition to any other remedies which any Party may have under this Agreement or otherwise.
[Signature page follows]

IN WITNESS WHEREOF, the undersigned duly authorized representatives of the Parties hereto have executed this Agreement as of the day and year first written above.

Ebix Singapore PTE Ltd.			E-Z DATA Inc.

By:	/s/ Robin Raina	By:	/s/ Dale Okuno

	Robin Raina		Dale Okuno
	Chief Executive Officer		President and Secretary

EBIX, INC.			SHAREHOLDERS:

By:	/s/ Robin Raina		/s/ Dale Okuno

	Robin Raina		Dale Okuno
Chief Executive Officer

/s/ Dilip Sontakey

Dilip Sontakey